BART AND ASSOCIATES, LLC

Attorneys at Law

_____________________________________________________________

December 5, 2013

Via SEC Edgar Submission

Mitchell Austin, Law Clerk

Mark P. Shuman, Branch Chief - Legal

Securities and Exchange Commission

Washington, D.C. 20549

RE: AppYea, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed September 5, 2013

File No. 333-190999

Dear Mr. Shuman:

I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments. I have listed each of your comments below, in order, and have responded below each comment.

Exhibit 23.1

Comment 1: We note your response to prior comment 3 and the revised consent. The review report included in the filing is dated November 26, 2013 while the date of the report referenced in the consent is November 7, 2013. Please revise to include a consistent date of the review report in the consent.

Answer to Comment 1: The date of November 26, 2013 listed in the review report in the filing was changed by mistake, and should have remained as November 7, 2013. The disclosure has been amended to change the date of the review report back to November 7, 2013, which now is consistent with the consent. Also, the date of the registration statement and exhibits 5.1 and 23.1 have been updated to December 5, 2013.

Respectfully submitted,

/s/ Ken Bart

Ken Bart

Bart and Associates, LLC

Attorney for AppYea, Inc.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com